Exhibit 99.5

NEWS RELEASE

KOBEX TERMINATES ISLAND COPPEROPTION

Vancouver, BC – July 2, 2010 Kobex Minerals Inc. (“Kobex” or the “Company”) (KXM-AMEX, KXM-TSX.V) has advised Western Copper Corporation (“Western Copper”) that it is terminating its option agreement on the Island Copper property in accordance with the terms of that agreement.

Alf Hills, President of the Company says, “We have finished our review of the order of magnitude engineering study that the Company initiated late in 2009 following the amalgamation of IMA Exploration Inc., Kobex Resources Ltd., and International Barytex Resources Ltd.  After careful consideration of that study and exploration work that has been carried out in the area over several decades, the Company has decided to terminate its option agreement with Western Copper that was originally entered into by IMA Exploration Inc.

The Company will continue to pursue its strategy of the identification, acquisition and development of known mineral deposits.  While the commodity focus is gold, copper and uranium we have considered, and continue to consider, any commodity with economic potential.

The Company has approximately $40 million cash and is well funded to take advantage of mineral opportunities which are brought to its attention. ”

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President or Sam Yik, CFO
Tel: 604-688-9368
 Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”
Alfred Hills
President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

1700-700 West Pender Street, Vancouver, British Columbia V6C 1G8 CANADA
T: +1.604.688.9368  F:+1.604.688.9336
www.kobexminerals.com